UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TERABEAM, INC.

(Name of Issuer)

Common Stock,

(Title of Class of Securities)

88077B108

(CUSIP Number)

July 23, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88077B108

1.	Names of Reporting Persons. BC Advisors, LLC I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0*

	6.	Shared Voting Power 1,850,000*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,850,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,850,000*

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 7.2%*

12.	Type of Reporting Person (See Instructions) HC/CO

* The percentage is based on 25,854,360 outstanding shares of common stock of the issuer, which includes 21,554,369 shares outstanding as of April 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, plus 4,300,000 shares issued in the private placement reported by the issuer in its current report on Form 8-K filed July 24, 2007.

CUSIP No. 88077B108

1.	Names of Reporting Persons. SRB Management, L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,850,000*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,850,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,850,000*

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 7.2%*

12.	Type of Reporting Person (See Instructions) IA/PN

* The percentage is based on 25,854,360 outstanding shares of common stock of the issuer, which includes 21,554,369 shares outstanding as of April 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, plus 4,300,000 shares issued in the private placement reported by the issuer in its current report on Form 8-K filed July 24, 2007.

CUSIP No. 88077B108

1.	Names of Reporting Persons. Steven R. Becker I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,850,000*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,850,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,850,000*

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 7.2%*

12.	Type of Reporting Person (See Instructions) HC/IN

* The percentage is based on 25,854,360 outstanding shares of common stock of the issuer, which includes 21,554,369 shares outstanding as of April 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, plus 4,300,000 shares issued in the private placement reported by the issuer in its current report on Form 8-K filed July 24, 2007.

This Schedule 13G relates to the common stock (“Common Stock”) of Terabeam, Inc., acquired by SRB Management, L.P., a Texas limited  partnership (“SRB Management”), for the account of (1) SRB Greenway Capital, L.P., a Texas limited partnership (“SRBGC”), (2) SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership (“SRBQP”) and (3) SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership (“SRB Offshore”).  SRB Management is the general partner of SRBGC, SRBQP and SRB Offshore. BC Advisors, LLC, a Texas limited liability company (“BCA”), is the general partner of SRB Management.  Steven R. Becker is the sole member of BCA. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1.
	(a)	Name of Issuer TERABEAM, INC.
	(b)	Address of Issuer’s Principal Executive Offices 2115 O’Nel Drive, San Jose, CA 95131

Item 2.
	(a)	Name of Person Filing See Item 1 of each cover page.
	(b)	Address of Principal Business Office or, if none, Residence 300 Crescent Court, Suite 1111 Dallas, Texas 75201
	(c)	Citizenship See Item 4 of each cover page.
	(d)	Title of Class of Securities Common Stock, par value $.01 per share
	(e)	CUSIP Number 88077B108

Item 3.	Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of July 13, 2007, SRB Management was the beneficial owner of 1,850,000 shares of Common Stock for the accounts of SRBGC, SRBQP and SRB Offshore.  As the general partner of SRB Management, BCA may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by SRB Management, and as the sole member of BCA, Steven R. Becker may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by SRB Management.

(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BC ADVISORS, LLC

By:	/s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Steven R. Becker, Member

/s/ Steven R. Becker
Steven R. Becker

August 2, 2007